December 22, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (972) 692-6915

Mr. Jerry Burnett
Sunbelt Bancshares, Inc.
1625 North Stemmons Freeway
Dallas, TX 75207

Re:	Sunbelt Bancshares, Inc.
	Form SB-2 filed November 22, 2004
	File No. 333-120681

Dear Mr. Burnett:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a consent for ESRI Business Information Systems.

2. Please file all exhibits, including opinions, with the next amendment, if possible. They are subject to review, and the staff will need time for that review.

3. Include an updated consent of the independent auditors in the pre-effective amendment.

4. Please note the updating requirements of Item 310 (g) of Regulation S-B.

5. You disclose on page 1 that the organizers are providing "limited" guarantees with respect to funds advanced. Your disclosures on page
40 state that the organizers will bear the risk of loss on direct cash advances and may be pursued by the lending bank with respect to any funds advanced on the pre-opening line of credit. Please revise the relevant sections of the filing, including but not limited to your financial statement footnotes to describe the nature of the guarantees, as we are unclear as to what events or circumstances would trigger the lending bank to pursue the individual organizers if the Bank does not open.

Front Cover of Prospectus

6. Confirm that the outside front cover page of the prospectus will be one page. Refer to Item 501(a) of Regulation S-B.

Summary

Sunbelt Bancshares and Sunbelt Bank - page 3

7. In the fourth paragraph of this section you state that you "anticipate that Sunbelt Bank will receive preliminary approval as a bank in organization in the fourth quarter of 2004." Please update this reference and all other references to the fourth quarter of 2004.

Warrants - page 6

8. In the second paragraph of this section, please clarify that the organizers have put 150% of the pre-opening expenses of $1.4 million in order to justify the 210,000 warrants you intend to issue.

Stock Options - page 6

9. Supplementally tell us what plans you have for registering the stock to be issued pursuant to the option plans.

Risk Factors - general

10. Either delete the second sentence of your introductory paragraph, or expand it into a separate risk factor. You must describe the material risks of the offering.

11. Either explain why the first risk factor is a risk, or delete it.
It appears to be only a statement about Sunbelt.

12. Generally, many of your risk factors state that you "cannot assure" a specific outcome when the true risk is not your inability to give assurance, but the situation being described. Please revise to remove all similar language from Risk Factors.

Departures of our key personnel or directors may impair our operations - page 11

13. Consider disclosing in this section the various employment and non-compete agreements you have with the individuals discussed in this section.

Our emphasis on commercial business and commercial real estate lending may result in greater credit risk - page 12

14. Please consider including construction loans in this section which account for 25% of your lending practice.

Organizational Expenses  -  page 21

15. Your organizational expenses table reflects an actual and budgeted amount of $57,750 for Consulting Fees for Bankmark and Financial Marketing Services. We note from the disclosures on page
23 that your contract with Bankmark reflects a total payment of $349,000. We are unclear whether this amount is for services reflected in other line items on page 21 or is for future anticipated services which would not be considered organizational expenses. Please revise the disclosures as necessary to fully clarify.

Capitalization  -  page 22

16. Please disclose in the introductory paragraph that the offering is being made under a "best efforts" basis.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations

General

17. Your MD&A and financial statement footnotes do not contain a discussion of recent accounting pronouncements that may impact your
financial statements when adopted in future periods.   Please
revise
to address the impact of recently issued accounting pronouncements, including SFAS 123R which was issued in December 2004. Refer to SAB
Topic 11M.

Plan of operations - page 24

18. In the last paragraph of this section, please update the cross reference page number. Please make sure cross referenced sections are accurately cited.


Proposed Business

Background - page 26

19. Please confirm that you have not yet filed an application to become a bank holding company with the Federal Reserve Bank of Dallas.

Management

General - page 33

20. In the first paragraph of this section, the third sentence references the "table above." Please clarify to which table you refer.

General - page 34

21. Please add the ages of organizers, directors, and executive officers that are missing.

22. Please clarify the derivation of the number of shares beneficially owned by Todd Seib. Consider using a footnote specifically for Mr. Seib which thoroughly breaks down 63,000 share figure.

Background of organizers, directors and executive officers - page
34

23. Please provide the capacity in which each organizers, director or executive officer will serve within their individual biographies.

Background of organizers, directors and executive officers - page
36

24. Please clarify in which field(s) Mr. Jeff Seib and Mr. John
Seib
received their degrees.

25. You mention that Mr. Tim Seib "attended the University of
Mississippi." Please clarify whether Mr. Seib earned a degree from this institution and if so, in what field.

Board Committees - page 39

26. You state that none of the members of the Audit Committee satisfy the definition of an "audit committee financial expert." Please consider adding an explanation of how you intend to satisfy reporting requirements in your annual reports.

Financial Statements

General

27. It appears that your financial statements include the results of both Sunbelt Bancshares, Inc. and its wholly owned subsidiary. As such, please revise your financial statements and corresponding notes to indicate that these are consolidated financial statements and discuss the basis of presentation (including the extent to which any intercompany transactions are eliminated in consolidation).

Statements of Cash Flows

28. Please revise to include a column which shows cumulative cash flows for each line item since inception. Refer to paragraph 11c of
SFAS 7.

Note 3  -  Common Stock Offering  -  page F-6

29. Revise the note to disclose how officers will be compensated for selling shares of the company. We are unclear whether they have been compensated or will be compensated through the issuance of warrants or in another manner. Please revise this note and or notes as necessary.

Note 5 - Notes Payable to Organizers - page F-6

30. Please revise to disclose both the dates on which advances were received from your organizers and the dates on which the promissory notes with Mr. Seib mature.

31. Please revise to impute an interest rate on your advances to organizers and reflect the notes payable to organizers net of the applicable discount attributed to the imputed interest rate.
Refer
to paragraphs 7 and 13-16 of APB 21.

32. It is unclear whether organizers will receive stock purchase warrants in recognition of both advances granted prior and subsequent to the completion of the offering or whether warrants will only be issued in recognition of advances made by organizers after the offering is completed. Please revise here and throughout the filing to clarify when you will issue stock purchase warrants to the organizers and whether warrants will be issued for advances made both before and after the offering.

33. Please supplementally tell us how you intend to account for the warrants to be issued to organizers, including references to the appropriate accounting literature.


Note 7 - Commitments - page F-7

34. Please revise to disclose the portion of the $216,000 incurred for consulting services which has been paid as of September 30, 2004.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lisa Haynes at (202) 824-5398 or John Nolan at
(202) 942-1783 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 824-5538 or me at (202) 942-1874 with any other questions.

						Sincerely,



						Mark Webb
						Legal Branch Chief


cc:	Geoffrey S. Kay
	Jenkins & Gilchrist, PC
	1445 Ross Avenue, Suite 2900
	Dallas, TX 75202-2799